EXHIBIT 4.9

DESCRIPTION OF FNF COMMON STOCK
The following describes the general terms and provisions of the common stock and certain provisions of the Fifth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and Fourth Amended and Restated Bylaws (the “Bylaws”) of Fidelity National Financial, Inc. (the “Company”), and certain related rights. This description is only a summary, does not purport to be complete, and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, each of which have been filed with the Securities and Exchange Commission.
General
The authorized capital stock of the Company consists of 600,000,000 shares of common stock, par value $0.0001 per share (the “common stock”), and 50,000,000 shares of preferred stock (the “preferred stock”), par value $0.0001 per share. The common stock is listed on the New York Stock Exchange under the symbol “FNF.”
Voting Rights
Each outstanding share of common stock entitles the holder thereof to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders. The Company’s stockholders are not entitled to cumulative voting of their shares in elections of directors.
Dividend Rights
Subject to applicable law and the Bylaws, dividends upon the shares of common stock may be declared by the Company’s board of directors (the “Board of Directors”) out of funds legally available to pay dividends.
No Preemptive, Conversion, Redemption or Similar Rights
Holders of common stock have no preemptive rights to subscribe for, purchase or otherwise acquire any securities of the Company, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are fully paid and non-assessable.
Liquidation Rights
There are no express liquidation rights under the Certificate of Incorporation.

Certain Certificate of Incorporation and Bylaw Provisions
Number of Directors. The Certificate of Incorporation and the Bylaws provide that the Board of Directors shall consist of not less than one and not more than 14 members. The Board of Directors is divided into three classes, designated Class I, Class II and Class III.
Special Meetings. Special meetings of stockholders may be called by a majority vote of the Board of Directors or by the Company’s Chairman of the Board or Chief Executive Officer, and may not be called by any other person or persons.

Blank Check Preferred. The Certificate of Incorporation provides for 50,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise. To the extent the Board of Directors causes shares of preferred stock to be issued, the voting or other rights of a potential acquirer might be diluted. The Board of Directors has the authority to issue shares of preferred stock without any action by stockholders. Any such issuance may have the effect of delaying, deterring or preventing a change of control of the Company.

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). The Company has expressly elected to be governed by Section 203 of the DGCL. Section 203 of the DGCL generally prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation's voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) at or after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.